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                           December 5, 2023

       Kathy Lee-Sepsick
       President and Chief Executive Officer
       FEMASYS INC
       3950 Johns Creek Court, Suite 100
       Suwanee, Georgia 30024

                                                        Re: FEMASYS INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2023
                                                            File No. 333-275823

       Dear Kathy Lee-Sepsick:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Anna Tomczyk